Exhibit 4.33

AMENDMENT #3 to Amended and Restated Distribution and Marketing Agreement (the “Agreement”)

TERM SHEET

Parties	TaiMed and Thera.
Definition of “IM Mode of Administration”

Article 1 of the Agreement is hereby amended by adding a definition of “IM Mode of Administration” and “Activities” which shall read as follows:

“IM Mode of Administration” means the intra-muscular injection of the Product on a bi-weekly (once every two weeks) and/or monthly basis (once every four weeks or once a month).

“Activities” means any activities performed by the TaiMed employees on behalf of Thera for the Development of the IM Mode of Administration which are set forth in Schedule “A” hereto

Right to Develop IM Mode of Administration	Notwithstanding the terms of Section 3.1 of the Agreement, Thera shall have a right to the clinical development of the IM Mode of Administration in the Territories.
Effective Period

Thera shall use reasonable efforts to (i) enroll the first patient in the clinical study within             of the date of Amendment # 3 (the “Effective Date”) and (ii) complete all clinical development activities within             of the Effective Date.

Development Costs of IM Mode of Administration	All of the costs and expenses related to the Development of the IM Mode of Administration shall be borne by Thera.
Services Provided by TaiMed Employees and Costs Associated with TaiMed Employees

TaiMed shall support Thera in its Development of the IM Mode of Administration and shall make available to Thera certain TaiMed employees who shall assist Thera with the Activities. Thera shall be responsible for the costs and expenses incurred by TaiMed in connection with the Activities expressly requested by Thera and undertaken by the TaiMed employees in respect to the Development of the IM Mode of Administration and any applicable IND Regulatory Filing pertaining to the IM Mode of Administration that is required in order to maintain good IND status; provided that TaiMed shall keep and maintain complete and accurate books and records of such costs sufficient for Thera to verify such costs. Within             after the end of each quarter of the Financial Year, TaiMed shall submit to Thera a statement for such costs and expenses incurred by TaiMed for the Activities rendered by TaiMed employees to Thera during such quarter of the Financial Year, and Thera shall pay the amount reflected on such statement within             days after receipt thereof. The hourly fees associated with the TaiMed employees are set forth in Schedule “A”.

Costs for Contract Research Organization (CRO) and other vendors

TaiMed shall make a request to the FDA to amend the current protocol       in order to include the IM Mode of Administration. TaiMed shall use the services of the Contract Research Organization and vendors set forth in Schedule “B” for the purposes of the IM Mode of Administration study. Thera shall be responsible for all costs and expenses incurred by TaiMed in connection with that CRO and those vendors in respect of the IM Mode of Administration plus an administrative fee equal to           percent of such costs; provided that TaiMed shall keep and maintain complete and accurate books and records of such costs sufficient for Thera to verify such costs. Within             after the end of each quarter of the Financial Year, TaiMed shall submit to Thera a statement for such costs and expenses incurred by TaiMed for the CRO and vendors set forth in Schedule “B” during such quarter of the Financial Year, and Thera shall pay the amount reflected on such statement within             after receipt thereof.

Intellectual Property Rights	Title to the New Technology shall be governed by the terms of the Agreement.

Commercialization Rights

Thera shall have the exclusive right to Commercialize the IM Mode of Administration in the Territory until the             anniversary date of the Marketing Approval of the Product in each Country in the Territory.

Regulatory Activities

Thera shall be responsible for all costs and expenses for the preparation and review of all Regulatory Filings of the IM Mode of Administration in the Territories including, but not limited to, any Regulatory Filing fees. TaiMed shall be responsible for the regular filings of the IND to the FDA as the current holder and Thera shall be responsible for all costs and expenses incurred by TaiMed associated with such filings. Regulatory Filings with the FDA and any other Competent Regulatory Body in the Territories for Product approval will be Thera’s responsibility. Each Party shall keep the other informed of all communications with the FDA in connection with the IM Mode of Administration and shall provide the other with all documentation and communication received from the FDA until the Regulatory Approval of the IM Mode of Administration. Thera shall be responsible for all costs and expenses related to any inspection conducted by a Competent Regulatory Body that is mandated in order to obtain a Regulatory Approval of the IM Mode of Administration.

Regulatory Approval

TaiMed shall use Commercially Reasonable Efforts to assist Thera in seeking Regulatory Approval of the IM Mode of Administration in the United States. The costs and expenses associated with obtaining such Regulatory Approval shall be borne by Thera.

Clinical Trial Insurance

TaiMed shall maintain an appropriate coverage of clinical trial insurance with a reputable insurer. Thera shall pay TaiMed at a rate of          per month (pro-rated for partial months) while any clinical trial for the IM Mode of Administration is active. For clarity, a clinical trial is active once the first patient is screened and ends after the database is locked.

Other TaiMed Costs to be Reimbursed

Thera shall be responsible for the monthly fee of          incurred by TaiMed for the use of the PK modeling software beginning on the Effective Date and for the duration of the entire period of the IM Mode of Administration development project.

Supply Price for Study Requirements

In addition to the CRO passthrough charges in the above Section, TaiMed shall sell     kits of Product to Thera for the Development of the IM Mode of Administration at         per kit (2 vials) without returns. The Product supplied for the development shall be separately labeled and used strictly for clinical study purposes only, independent of commercial Product supplies.

Terms of Agreement remain in Effect

Except as amended herein, all of the terms and conditions of the Amended and Restated Distribution and Marketing Agreement (as amended by Amendment #1 and Amendment #2) shall continue in full force and effect between the Parties.

Accepted and agreed to on the dates below.

TAIMED BIOLOGICS, INC.		THERATECHNOLOGIES INC.

/s/ James N. Chang		/s/ Paul Lévesque
By:	James N. Chang	By:	Paul Lévesque
Date:	May 18, 2021	Date:	May 17, 2021

/s/ Philippe Dubuc
By: Philippe Dubuc
Date: May 17, 2021

SCHEDULE “A”

LIST OF TAIMED EMPLOYEES (or their equivalent replacement), ACTIVITIES AND FEES

SCHEDULE “B”

CRO AND LIST OF VENDORS